UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EDUCATION LENDING GROUP, INC.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

28140A109

(CUSIP Number)

Robert J. Ingato
CIT Group Inc.
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ❑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28140A109	Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIT Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ❑ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 4,627,418

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 4,627,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,627,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%

14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 1 of 11 Pages

Item 1.   Security and Issuer.

        This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share, including the associated preferred share purchase rights (together, the “Shares”), of Education Lending Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 12760 High Bluff Drive, Suite 210, San Diego, CA 92130.

Item 2.   Identity and Background.

(a)-(c), (f) This Statement is being filed by CIT Group Inc. (the “Reporting Person” or “Parent”). The Reporting Person is a Delaware corporation. The Reporting Person is a global commercial and consumer finance company that was founded in 1908. It provides financing and leasing capital for companies in a wide variety of industries, offering vendor, equipment, commercial, factoring, consumer and structured financing products. The address of its principal business and the address of the principal office of CIT Group Inc. is 1 CIT Drive, Livingston, New Jersey 07039.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (i) name, (ii) business address, (iii) citizenship of each executive officer and director of the Reporting Person, (iv) present principal occupation or employment of each such individual, and (v) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

        During the last five years, to the best of the Reporting Person’s knowledge, none of the Reporting Person’s directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations.

        The total amount of funds required by the Reporting Person to consummate the transactions described in this Statement and to pay related fees and expenses is estimated to be approximately $386 million. The Reporting Person will provide such funds from cash on hand.

Page 2 of 11 Pages

Item 4.   Purpose of Transaction.

(a) - (g), (j) Pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 (the “Merger Agreement”), among Parent, CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent and the Company, Purchaser has commenced an offer (the “Offer”) to purchase all the shares of common stock, par value $0.001 per share (the “Shares”), of the Company that are issued and outstanding for $19.05 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2005. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or, if permitted under the Merger Agreement, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent and any Shares which are held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded and perfected appraisal rights for such Shares in accordance with Delaware Law (“Dissenting Stockholders”)) shall be canceled and converted into the right to receive $19.05 in cash, or any higher price that may be paid per Share in the Offer, without interest. The Shares held by Dissenting Stockholders shall be converted into, in connection with the Merger, the right to receive cash for the fair value of their Shares as determined to be due pursuant to the procedures prescribed by Delaware Law.

        Concurrently with entering into the Merger Agreement, Parent and Robert deRose, Michael H. Shaut, Douglas L. Feist, James G. Clark, Fabrizio Balestri, Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler, Robert V. Antonucci, The deRose Foundation, The 5/29/1991 AMD Trust, The deRose Family Trust dated November 16, 1986 and Winton Capital Holding LTD (the “Stockholders”) entered into Stockholder Support Agreements, dated as of January 4, 2005 (the “Stockholders Agreements”), pursuant to which, provided the Merger Agreement has not been terminated, the Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) their Shares into the Offer and (ii) to vote their Shares in favor of the Merger, if applicable. Except as otherwise provided in the Stockholders Agreements, each of the Stockholders will not: (w) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing; (x) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto; (y) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; or (z) take any action that would make any representation or warranty of such Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing his obligations thereunder.

        The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, the Company shall take all reasonable actions necessary to cause persons designated by Purchaser to become directors of the Company so that the total number of directors so designated equals the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the ratio of the number of Shares beneficially owned by Purchaser or its affiliates to the number of Shares then outstanding. In the Merger Agreement, the Company has agreed, if practicable and as is necessary, to amend the Company’s bylaws to increase the size of the Board, or use reasonable efforts to secure the resignation of directors, or both, to permit that number of Purchaser’s designees to be elected to the Board; provided that, prior to the Effective Time, the Board will always have at least two members who are currently directors of the Company, except to the extent that no such individuals wish to be directors.

        The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation; provided, however, that, at the Effective Time, (i) the certificate of incorporation and the bylaws of the Surviving Corporation will contain the provisions with respect to exculpation from liability, indemnification and advancement of expenses set forth in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement, which provisions (together with all provisions regarding indemnification, exculpation from liability or advancement of expenses contained in any agreements or commitments of the Company) will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who at the Effective Time were present or former directors, officers or employees of the Company, unless to the extent that such modification is required by any applicable law, statute, rule, regulation, code, order, judgment, injunction, writ, decree, license or permit of any governmental authority and (ii) Article I of the certificate of incorporation of the Surviving Corporation will be amended to read as follows: “The name of the corporation is Education Lending Group, Inc.”

(h) and (i) Parent intends to cause the delisting of the Shares by Nasdaq as soon as possible after consummation of the Offer. Purchaser currently intends to seek to cause the Company to terminate the registration of the shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination are met. Such termination will substantially reduce the information required to be furnished by the Company to holders of shares and to the Securities and Exchange Commission under the Exchange Act.

        References to and descriptions of the Offer to Purchase, the Merger Agreement and the Stockholders Agreements as set forth in this Item 4 are qualified in their entirety by reference to the Offer to Purchase, the Merger Agreement and the Stockholders Agreements, which are attached as exhibits to this Statement and incorporated by reference in this Item 4.

Page 3 of 11 Pages

Item 5.   Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Reporting Person owns no Shares. However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of entering into the Stockholders Agreements, the Reporting Person may be deemed to possess shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 4,627,418 Shares (of which, 1,076,358 are currently exercisable options to purchase Shares) representing approximately 24.5% of the outstanding Shares (based upon the number of outstanding Shares set forth in the Merger Agreement).

        The Reporting Person expressly disclaims beneficial ownership of any and all Shares which are subject to the Stockholders Agreements, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such shares.

(c)-(d) Except as described herein, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Schedule A attached hereto, has acquired or disposed of any Shares during the past 60 days. Furthermore, the Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)    Not applicable.

        References to and descriptions of the Stockholders Agreements as set forth in this Item 5 are qualified in their entirety by reference to the Stockholders Agreements, which are attached as exhibits to this Statement and incorporated by reference in this Item 5.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The responses to Items 3, 4 and 5 are incorporated herein by reference.

        Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A to this Statement or between the Reporting Person and any other person or, to the best of its knowledge, any person named in Schedule A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 4 of 11 Pages

Item 7.   Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Offer to Purchase, dated January 14, 2005, filed as Exhibit (a)(1) to the Schedule TO filed by Purchaser and Parent on January 14, 2005.

2.	Agreement and Plan of Merger, dated January 4, 2005, among Parent, Purchaser and Company, (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 6, 2005).

3.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Robert deRose (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

4.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Michael H. Shaut (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

5.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Douglas L. Feist (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

6.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and James G. Clark (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

7.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Fabrizio Balestri (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

8.	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler and Robert V. Antonucci (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

9.	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and The deRose Foundation, The 5/29/1991 AMD Trust and The deRose

Page 5 of 11 Pages

Exhibit No.	Description
Family Trust dated November 16, 1986 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

10.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Winton Capital Holding LTD (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

Page 6 of 11 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 14, 2005	CIT GROUP INC.

/s/ Robert J. Ingato
Signature

Robert J. Ingato Executive Vice President and General Counsel

Name/Title

Page 7 of 11 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Unless otherwise stated herein, all individuals listed in this Schedule A are citizens of the United States.

Name and Position Held	Address of Principal Business/Principal Executive Office	Present Principal Occupation or Employment

Jeffrey M. Peek Director, Chairman and Chief Executive Officer	1 CIT Drive, Livingston, NJ 07039	Chairman and Chief Executive Officer, CIT Group Inc.

Gary C. Butler Director	1 ADP Blvd., Mail Stop 451, Roseland, NJ 07068	President and Chief Operating Officer of Automatic Data Processing, Inc.

William A. Farlinger Director (Citizen of Canada)	c/o 1 CIT Drive, Livingston, NJ 07039	Retired, Former Chairman, Ontario Power Generation Inc.

William M. Freeman Director	10307 Pacific Center Court, San Diego, CA 92121	Chief Executive Officer of Leap Wireless International, Inc.

Hon. Thomas H. Kean Director	36 Madison Avenue, Madison, NJ 07940-4005	President of Drew University

Edward J. Kelly, III Director	2 Hopkins Plaza, Baltimore, MD 21203	Chairman, President and Chief Executive Officer of Mercantile Bankshares Corporation

Marianne Miller Parrs Director	400 Atlantic Street, Stamford, CT 06921	Executive Vice President of Administration at International Paper

John R. Ryan Director	6 Pennyfield Avenue, Bronx, NY 10465	President of the State University of New York Maritime College

Peter J. Tobin Director	101 Murray Street, New York, NY 10007	Special Assistant in Corporate Relations and Development to the President of St. John’s University

Lois M. Van Deusen Director	Four Gateway Center, 100 Mulberry Street, Newark, NJ 07101-0652	Managing Partner of McCarter & English, LLP

Thomas B. Hallman Vice Chairman, Specialty Finance	1 CIT Drive, Livingston, NJ 07039	Vice Chairman, Specialty Finance, CIT Group Inc.

Page 8 of 11 Pages

Name and Position Held	Address of Principal Business/Principal Executive Office	Present Principal Occupation or Employment

Robert J. Ingato Executive Vice President and General Counsel	1 CIT Drive, Livingston, NJ 07039	Executive Vice President and General Counsel, CIT Group Inc.

Joseph M. Leone Vice Chairman and Chief Financial Officer	1 CIT Drive, Livingston, NJ 07039	Vice Chairman and Chief Financial Officer, CIT Group Inc.

Lawrence A. Marsiello Vice Chairman and Chief Lending Officer	1 CIT Drive, Livingston, NJ 07039	Vice Chairman and Chief Credit Officer, CIT Group Inc.

William J. Taylor Executive Vice President and Controller	1 CIT Drive, Livingston, NJ 07039	Executive Vice President and Controller, CIT Group Inc.

Frederick E. Wolfert Vice Chairman, Commercial Finance	1 CIT Drive, Livingston, NJ 07039	Vice Chairman, Commercial Finance, CIT Group Inc.

Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description
1.	Offer to Purchase, dated January 14, 2005, filed as Exhibit (a)(1) to the Schedule TO filed by Purchaser and Parent on January 14, 2005.

2.	Agreement and Plan of Merger, dated January 4, 2005, among Parent, Purchaser and Company (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 6, 2005).

3.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Robert deRose (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

4.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Michael H. Shaut (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

5.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Douglas L. Feist (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

6.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and James G. Clark (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

7.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Fabrizio Balestri (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

8.	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler and Robert V. Antonucci (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

9.	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and The

Page 10 of 11 Pages

Exhibit No.	Description
deRose Foundation, The 5/29/1991 AMD Trust and The deRose Family Trust dated November 16, 1986 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

10.	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Winton Capital Holding LTD (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

Page 11 of 11 Pages